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                              July 26, 2022

       Taylor Zhang
       Chief Executive Officer
       TenX Keane Acquisition
       500 Fifth Avenue, Suite 938
       New York, NY 10110

                                                        Re: TenX Keane
Acquisition
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed May 24, 2022
                                                            File No. 333-256271

       Dear Mr. Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-1 filed May 24, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a target company should the transaction be subject to review by a
U.S. government entity, such as the Committee on Foreign
                                                        Investment in the
United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of
potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from
 Taylor Zhang
FirstName  LastNameTaylor Zhang
TenX Keane   Acquisition
Comapany
July       NameTenX Keane Acquisition
     26, 2022
July 26,
Page  2 2022 Page 2
FirstName LastName
         completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Cover Page

2. Given the significant ties that a majority of your officers and directors have to China, please provide prominent disclosure about the legal and operational risks associated with this fact. Your disclosure should make clear whether these risks could result in a material change in your search for a target company.
Prospectus Summary, page 1

3. In your summary of risk factors, disclose the risk that having a majority of your officers and directors with significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
4. Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your officers and directors are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency, and state affirmatively whether the officers and directors have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors: (i) do not receive or maintain such permissions or approvals,
         (ii) inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you or your officers and directors are required to obtain such permissions or approvals in the future.
Risk Factors, page 25

5.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your directors    and officers    search for a target company, please
revise to highlight
         separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations search and/or the value of the securities you are registering.
6. In light of recent events indicating greater oversight by the Cyberspace Administration of
 Taylor Zhang
TenX Keane Acquisition
July 26, 2022
Page 3
       China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
If we seek shareholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates..., page 29

7. We note disclosure that your sponsor, officers, directors and affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of
       Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules
       Compliance and Disclosure Interpretation 166.01 for guidance.
Financial Statements of TenX Keane Acquisition, page F-1

8. We note you have included interim financial statements for the period from January 1,
       2022 to March 31, 2022. Please revise your filing to include a statement of operations, a statement of changes in shareholders' deficit, and a statement of cash flows for the comparable period of the preceding fiscal year (i.e. March 1, 2021 to March 31, 2021).
       Please refer to Rule 8-03 of Regulation S-X.
       You may contact Jennifer Monick at 202-551-3295 or Bob Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameTaylor Zhang
                                                             Division of
Corporation Finance
Comapany NameTenX Keane Acquisition
                                                             Office of Real
Estate & Construction
July 26, 2022 Page 3
cc:       Liang Shih
FirstName LastName